Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 02/07/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Long-Term Stock Exchange, Inc
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Greenwich St, STE 11A, New York, NY 10006
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   646-956-5874 (Telephone) N/A (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Gary Goldsholle (Name) Chief Regulatory Officer (Title) [illegible] (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Scott D. Fisher, Steptoe & Johnson LLP
   1114 Avenue of the Americas
   New York, NY 10036
7. Provide the date applicant's fiscal year ends: 12/31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/26/17 (b) State/Country of formation: DE / USA

   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof are current, true, and complete.

Date: 02/03/20 (MM/DD/YY) Long-Term Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) Gary Goldsholle, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this 3 day of February (Month), 2020 (Year) by Adrien D Cain, Notary Public (Notary Public)

My Commission expires 12/22/2021 County of San Francisco State of California

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

ADRIAN D. CAIN
Notary Public - California
San Francisco County
Commission # 2226176
My Comm. Expires Dec 22, 2021

SEC Mail Processing
Washington, DC

Securities and Exchange Commission
Trading and Markets
FEB 7 2020
RECEIVED

20004820

Scott D. Fisher
212 378 7507
sfisher@steptoe.com

1114 Avenue of the Americas
New York, NY 10036
212 506 3900 main
www.steptoe.com

Steptoe

February 7, 2020

Via MAIL AND EMAIL

Ms. Jeanette Marshall
U.S. Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re: Long-Term Stock Exchange, Inc. - Amendment No. 7 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Marshall:

On behalf of Long-Term Stock Exchange, Inc. ("LTSE"), enclosed please find an original and two copies of Amendment No. 7 to LTSE's Form 1 Application.

Please note that this Amendment reflects the updates to the Form 1 Exhibits listed below. We understand that any exhibit or addendum not listed below has not changed since LTSE's initial filing on November 9, 2018, as amended by Amendment No. 1 filed on February 26, 2019, Amendment No. 2 filed on April 3, 2019, Amendment No. 3 filed on September 6, 2019, Amendment No. 4 filed on November 7, 2019, Amendment No. 5 filed on January 6, 2020 and Amendment No. 6 filed on January 10, 2020.

Exhibit C	Narrative Response
Exhibit F	Narrative Response
Addendum F-6	LTSE User Agreement
Addendum F-9	LTSE Connectivity Agreement and Forms

Addendum F-13	LTSE Connectivity Guide
Exhibit H	Narrative Response
Addendum H-14	LTSE Dual Listing Agreement
Exhibit M	Narrative Response

In Exhibit C, the Narrative Response has been updated to reflect the new addresses of LTSE Group, Inc. and LTSE Services, Inc., the functional titles of Holly Grant and Martin Alvarez, and certain other information now referencing prior amendments.

In Exhibit F, the LTSE User Agreement (Addendum F-6) and LTSE Connectivity Agreement and Forms (Addendum F-9) have been updated. The LTSE Connectivity Guide has been added as a new Addendum F-13. The table of contents in the narrative response of Exhibit F has been updated accordingly.

In Exhibit H, the LTSE Dual Listing Agreement has been added as a new Addendum H-14. The table of contents in the narrative response of Exhibit H has been updated accordingly.

In Exhibit M, the Narrative Response has been updated to recognize that LTSE is now starting to accept membership applications. LTSE expects the list of members to change often in the period before it becomes operational, as well as thereafter.

Please feel free to contact me at 212-378-7507. Thank you.

Regards,

Scott D. Fisher

Enclosures

Cc: Mr. Howard Steinberg, Long-Term Stock Exchange, Inc.
Mr. Gary Goldsholle, Long-Term Stock Exchange, Inc.

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	June 30, 2022
Estimated average burden hours per response	30.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the memberparticipant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Long-Term Stock Exchange, Inc.
Date of filing: February 7, 2020
Date as of which the information is accurate: February 7, 2020

Exhibit C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

Restructuring of LTSE Ownership Structure

At the time that the Long-Term Stock Exchange, Inc. ("LTSE" or the "Exchange") initially filed its Form 1 on November 9, 2018 (the "Initial Form 1"), LTSE was wholly owned by LTSE Holdings, Inc. ("LTSEH"). In addition to owning LTSE, LTSEH engaged, or planned to engage, in other business activities that do not involve the ownership or operation of a national securities exchange. For example, LTSEH provided software tools and expected to provide other services in the future to companies, unrelated to and whether or not such company is listed on LTSE. Since filing the Initial Form 1, LTSEH determined that it would be more appropriate for these non-exchange activities to be performed by an entity outside of the chain of ownership of a national securities exchange. As a result, LTSE and its affiliates developed a plan and began implementing a series of steps to restructure the ownership of LTSE to separate its ownership from the non-exchange activities performed by LTSEH (those steps, collectively, the "Restructuring"). The Restructuring was initially disclosed in the Exchange's second amendment to its Form 1 filed on April 3, 2019 ("April 3rd Amendment") and became effective on or before the date of the SEC approval of LTSE as a national securities exchange on May 10, 2019.

Specifically, subsequent to the filing of the Initial Form 1, LTSEH created a new wholly owned subsidiary, LTSE Group, Inc. ("LTSEG"), which is now the holding company that wholly owns LTSE. On or before the date of SEC approval of LTSE as a national securities exchange on May 10, 2019, LTSEH dividended to its stockholders, pro rata, 100% of the common stock of LTSEG, resulting in those stockholders directly owning (i) LTSEH, which contains the non-exchange business activities, and (ii) LTSEG, which is the ultimate parent company of LTSE. Further, LTSEH filed an amendment to its certificate of incorporation to change its name to LTSE Services, Inc. ("LTSE Services"), reflecting that it is no longer the holding company for LTSE, but a separate services business.

Attached from the April 3rd Amendment as Addendum C-1 are ownership structure charts that illustrate the ownership of LTSE as of the Initial Form 1, as of the filing of the April 3rd Amendment and upon the completion of the Restructuring that became effective on or before the date of SEC approval of LTSE as a national securities exchange on May 10, 2019.

LTSE notes that the limitations on concentrations of ownership and voting typically contained in the governing documents of the ultimate parent company of a national securities exchange (the "Ownership and Voting Limitations"), which were previously proposed to be included in the certificate of incorporation of LTSEH, are no longer included in governing documents of LTSE Services (formerly known as LTSEH), because this entity is not the ultimate parent company of a national securities exchange. Instead the Ownership and Voting Limitations are contained in the certificate of incorporation of LTSE Group (see Addendum C-2 below), as this entity is the ultimate parent of LTSE following the aforementioned restructuring. Specifically, subparagraph (A) of Article IX(A)(2)(b)(i) provides that no investor in LTSEG may own, directly or indirectly, more than 40% of any class of securities of LTSEG, subparagraph (B) provides that no Exchange member may own, directly or indirectly, more than 20% of any class of securities of LTSEG and subparagraph (C) provides that no one is permitted to vote, directly or indirectly, more than 20% of the voting power of the then issued and outstanding capital stock of LTSEG.

<u>LTSE Group, Inc. (LTSEG)</u>

1. Name and address of organization.
   - LTSEG is located at 250 Montgomery Street, Suite 800, San Francisco, CA 94104
2. Form of organization (e.g., association, corporation, partnership, etc.).
   - LTSEG is a corporation
3. Name of state and statute citation under which organized. Date of incorporation in present form.
   - LTSEG is formed under the laws of Delaware, under Section 102 of the Delaware General Corporate Law. LTSEG was incorporated on February 1, 2019.
4. Brief description of nature and extent of affiliation.
   - LTSEG is the parent company of LTSE and owns 100% of its common stock.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
   - LTSEG is a holding company which owns 100% of the equity of the Exchange. LTSEG is the entity through which the ultimate owners of the Exchange hold their ownership interest in the Exchange. Although LTSEG will not itself carry out regulatory functions, its activities with respect to the operation of the Exchange must be consistent with, and not interfere with, the Exchange's self-regulatory obligations. The LTSEG corporate governance documents include provisions that are designed to maintain the independence of the Exchange's self-regulatory function from LTSEG, enable the Exchange to operate in a manner that complies with federal securities laws, including the objectives of Sections 6(b) and 19(g) of the Act, and facilitate the ability of the SEC to fulfill its regulatory and oversight obligations under the Act. For example, under the corporate governance documents, LTSEG submits to the SEC's jurisdiction with respect to activities relating to the Exchange, and agrees to provide to the SEC and the Exchange access to its books and records that are related to the operation or administration of the Exchange. In addition, to the extent they are related to the operation or administration of the Exchange, the books, records, premises, officers, directors, agents, and employees of LTSEG shall be deemed to be the books, records, premises, officers, directors, agents and employees of the Exchange for the purposes of, and subject to oversight pursuant to, the Act. LTSEG also agrees to keep confidential non-public information relating to the self-regulatory function of the Exchange and not to use such information for any non-regulatory purpose. In addition, the board of directors of LTSEG, as well as its officers, employees, and

agents, are required to give due regard to the preservation of the independence of the Exchange's self-regulatory function. Further, the LTSEG Amended and Restated Certificate of Incorporation and Bylaws require that any changes to such documents be submitted to the Board of Directors of the Exchange, and if such amendment is required to be filed with the SEC pursuant to Section 19(b) of the Act, such change shall not be effective until filed with, or filed with and approved by, the SEC. The LTSEG Amended and Restated Certificate of Incorporation includes restrictions on the ability to own and vote shares of LTSEG. These limitations are designed to prevent any shareholder from exercising undue control over the operation of the Exchange and to assure that the Exchange and the SEC are able to carry out their regulatory obligations under the Act.

6. A copy of the constitution.
   - This is inapplicable
7. A copy of the articles of incorporation or association including all amendments.
   - Attached as Addendum C-1 is the Amended and Restated Certificate of Incorporation of LTSEG, which became effective as part of the Restructuring on or before the date of SEC approval of LTSE as a national securities exchange. on May 10, 2019.
8. A copy of existing by-laws or corresponding rules or instruments.
   - Attached as Addendum C-2 are the Bylaws of LTSEG, which became effective as part of the Restructuring on or before the date of SEC approval of LTSE as a national securities exchange on May 10, 2019.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

Name	**Corporate Title**	**Functional Title**
Eric Ries	Officer / Board Member	President and Secretary
John Bautista	Board Member	N/A
Brian Singerman	Board Member	N/A

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.
    - Association with the Exchange has not ceased during the previous year.

LTSE Services, Inc.

1. Name and address of organization.
   - LTSE Services is located at 250 Montgomery Street, Suite 800, San Francisco, CA 94104. As part of the Restructuring, LTSEH filed an amendment to its certificate of incorporation to change its name to LTSE Services, Inc.
2. Form of organization (e.g., association, corporation, partnership, etc)
   - LTSE Services is a corporation.
3. Name of state and statute citation under which organized. Date of incorporation in present form.
   - LTSE Services was formed under the laws of Delaware under Section 102 of the Delaware General Corporate Law. LTSE Services was incorporated on August 30, 2012.
4. Brief description of nature and extent of affiliation.
   - LTSE Services and LTSEG have common board members and significant common stockholders

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

- LTSE Services is a software business providing tools to companies and investors designed to help founders and their employees through all stages of a company's life cycle. Currently, LTSE Services focuses on creating user-friendly software products for its clients that drive financial and other solutions that can be specialized or scaled for broad commercial application. LTSE Services currently has approximately 40,000 users, mostly early stage companies. LTSE Services continues to develop new products that provide value to companies in different stages of their lifecycles. It is contemplated that the Exchange will become one of LTSE Services' customers and license exchange software from LTSE Services. The Exchange will operate any software licensed from LTSE Services, while leveraging LTSE Services' technological expertise to support the Exchange's software needs. The Exchange will have controls in place to maintain confidentiality of any regulatory information belonging to the Exchange, and any LTSE Services employees that may also perform activities on behalf of the Exchange, such as additional software development or technical support, will be subject to strict informational barriers and non-disclosure agreements intended to safeguard any Exchange-related information that comes into their possession.

6. A copy of the constitution.
   - This is inapplicable.
7. A copy of the articles of incorporation or association including all amendments.
   - Attached as Addendum C-3 is the Amended and Restated Certificate of Incorporation of LTSE Services, which became effective as part of the Restructuring on or before the date of SEC approval of LTSE as a national securities exchange on May 10, 2019.
8. A copy of existing by-laws or corresponding rules or instruments.
   - Attached as Addendum C-4 are the Bylaws of LTSE Services, which became effective as part of the Restructuring on or before the date of SEC approval of LTSE as a national securities exchange on May 10, 2019.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

Name	Corporate Title	Functional Title
Eric Ries	Officer / Board Member	President, Chief Executive Officer and Treasurer
John Bautista	Officer / Board Member	Secretary
Michelle Greene	Officer	Chief Policy Officer
Holly Grant	Officer	Chief Operating Officer
Martin Alvarez	Officer	Chief Commercial Officer
Brian Singerman	Board Member	N/A

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

- Association with the Exchange has not ceased during the previous year.

Addenda

Long-Term Stock Exchange, Inc.
Date of filing: February 7, 2020
Date as of which the information is accurate: February 7, 2020

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

Addenda

Addendum F-6

LTSE User Agreement

USER AGREEMENT

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between Long-Term Stock Exchange, Inc., a Delaware corporation, with its principal offices at 101 Greenwich Street Suite 1103, New York, NY 10006 (the "Exchange"), and the user referenced below ("User").

1. **Term of the Agreement**. This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. **Services**. Subject to the terms and conditions of this Agreement, User will have the right to access the Exchange to enter orders on the Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book (collectively, the "Services"). User may not sell, lease, furnish or otherwise permit or provide access to any data feed containing quotation or trade information from the Exchange ("Exchange Data") to any other person or to any other office or place unless it signs and complies with a separate Exchange Data Agreement. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by the Exchange to continue any aspect in its current form. The Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that the Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Exchange in accordance with the Certificate of Incorporation, Bylaws, and Rulebook of the Exchange, as amended from time to time (the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. The Exchange reserves the right to modify or change the Services provided the Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. **Compliance**. Except as otherwise provided herein, with respect to all orders submitted to the Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of the Financial Industry Regulatory Authority, Inc. ("FINRA") or any other self-regulatory organization ("SRO") of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use the Exchange only if and when it is duly authorized to use the Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use the Exchange in compliance with, the Exchange Rules; (iii) it is and will remain responsible for its use of the Exchange and the use of the Exchange by any of its employees, customers or agents; (iv) it will maintain and keep current a list of all authorized traders who may obtain access to the Exchange on behalf of User; and (v) it will familiarize User's authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to the Exchange.

4. **Monitoring**. User acknowledges and agrees that the Exchange will monitor the use of the Exchange by User for compliance with all applicable laws and regulations, including, without limitation, the Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with the Exchange Rules, the rules and regulations of any SROs of which User is a member and all applicable federal and state laws.

5. **Settlement of Transactions**. User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on the Exchange, to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify the Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. The Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.270, as may be amended or re-numbered from time to time).

6. **Sponsored Participants**. Notwithstanding the Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of the Exchange, as a condition to initiating and continuing access to the Exchange, User must enter into and maintain customer agreements with one or more sponsoring

members of the Exchange establishing proper relationship(s) and account(s) through which User may trade on the Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in the Exchange Rules.

7. **Connectivity**. User is solely responsible for providing and maintaining all necessary electronic communications with the Exchange, including wiring, computer hardware, software, communication line access, and networking devices.

8. **Market Data**. User hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into the Exchange ("User's Data") for the following purposes: within Exchange Data for performing SRO functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of the Exchange); and for use within Exchange market data products, analysis and services ("Market Data Products") (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such Market Data Products are provided in an aggregate manner or in a manner that does not directly or indirectly identify User as the source of the information; except (a) when the Exchange has received User's prior consent, or (b) to identify User through restricted access on a delayed basis of an issuer's own securities to employees of that issuer that are not trading and dealing personnel; and (ii) fees for any such market data product are filed with the U.S. Securities and Exchange Commission (the "SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between the Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize the Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or the Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or the Exchange will not violate any applicable law or regulation.

9. **Restrictions on Use; Security**. Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to the Exchange or any information or data made available therein (with the exception of User's Data) to any other entity or to any individual that is not User's employee, customer or agent. User accepts full responsibility for its employees', customers' and agents' use of the Exchange, which use must comply with the Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Without limiting the generality of the foregoing, User shall insure that all internal use of Exchange Data: (i) clearly and prominently identifies the information as originating from the Exchange where applicable; (ii) is adequately protected to prevent unauthorized access; and (iii) is not altered by User to make it materially incorrect or misleading in any way. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by the Exchange that results in unauthorized access by other parties. User may not convey, retransmit, republish or rebroadcast any Exchange Data to any outside party unless it signs and complies with a separate Data Subscriber Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. The Exchange shall not include in the operation of the Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, the Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and

more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. **Information**.

(a) Confidentiality. Both parties acknowledge that: (i) the Exchange and the information and data made available therein incorporate confidential and proprietary information developed, acquired by or licensed to the Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. The Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on the Exchange, except as required by a court, regulatory authority, or SRO with jurisdiction over the Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by the Exchange without the express, prior written authorization of the Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. **Clearly Erroneous Trade Policy**. User has read and agrees to the terms stipulated in Exchange Rule 11.270 (Clearly Erroneous Executions), as the Exchange may amend or re-number from time to time.

12. **Corporate Names; Proprietary Rights**. The Exchange and User each acknowledge and agree that the Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). The Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. **Fees**. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in Exchange Rules or posted on the Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within thirty (30) days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its

link to, the Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, the Exchange reserves the right to change its fee schedule with 48-hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section 13 will survive the termination of this Agreement.

14. **DISCLAIMER OF WARRANTY**. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY THE EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. THE EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO THE EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. **NO LIABILITY FOR TRADES**. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) THE EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE EXCHANGE; AND (ii) THE EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER THE EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF THE EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, THE EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO THE EXCHANGE. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.260 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. **NO CONSEQUENTIAL DAMAGES**. ABSENT A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL THE EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF THE EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY

NUMBERED 11.260 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. **Indemnification by User**. User agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with the Exchange were in violation of any state or federal securities law or Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from the Exchange's willful misconduct, fraud or breach of the Exchange's obligations under this Agreement.

18. **Indemnification by the Exchange**. The Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. **Termination**. User or the Exchange may terminate this Agreement or any part of the Services upon 30 days' written notice to the other party. In addition, the Exchange may suspend or terminate the Services to User immediately if it determines, in the Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that the Exchange determines to be detrimental to the Exchange or its members; (iii) User poses a credit risk to the Exchange; (iv) User is retransmitting or republishing the Exchange Data without the prior approval of the Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with the Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to the Exchange.

20. **Acknowledgement of SRO Obligations**. The Exchange represents: (i) that the Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that the Exchange, as an SRO, comply with the Act; and (iv) that the Exchange has jurisdiction over its members to enforce compliance with the Act as well as the Exchange Rules and interpretations thereof. Accordingly, User agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. The Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by the Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. **Assignment**. User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without the Exchange's prior approval, which will not be unreasonably withheld. The Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. **Force Majeure**. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. **Severability**. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. **Arbitration**. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in the State of New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. **Amendment**. The Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Users generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that the Exchange distributed the initial notice. The Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. **Miscellaneous**. All notices or approvals required or permitted under this Agreement must be given in writing to the Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Long-Term Stock Exchange, Inc.		**User**	
Signature:	______________________________	Signature:	______________________________

Printed Name:	______________________	Printed Name:	______________________
Title:	______________________	Title:	______________________
Date:	______________________	Date:	______________________

Addendum F-9

LTSE Connectivity Agreement and Forms

CONNECTIVITY AGREEMENTS AND FORMS

A Long-Term Stock Exchange, Inc. ("LTSE" or the "Exchange") User, as such term is defined in LTSE Rule 1.160, applying to use the connectivity services of the Exchange must complete the relevant connectivity agreements and forms listed below.

The User must execute and deliver all materials listed on the Connectivity Checklist below via email to marketops@longtermstockexchange.com or postal mail to:

Long-Term Stock Exchange, Inc.
Attn: Market Operations
101 Greenwich Street
Suite 1103
New York, NY 10006

CONNECTIVITY CHECKLIST

Connectivity Agreements and Forms
Member Broker Dealer
☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2–7)
☐ Physical Connectivity Order Form (if connecting via Cross-Connect) or Private Line Ethernet) (pg. 8)
☐ Equities Port Request Form (if Member is not connecting via Service Bureau) (pg. 9)
☐ Service Bureau Authorization (if connecting via Service Bureau) (pg. 10)
Service Bureau
☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2–7)
☐ Physical Connectivity Order Form (if connecting via Cross-Connect) or Private Line Ethernet) (pg. 8)
☐ Equities Port Request Form (pg. 9)
☐ Service Bureau Authorization (co-signed by Member Broker-Dealer) (pg. 10)
Data Recipient
☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2–7)
☐ Physical Connectivity Order Form (if connecting via Cross-Connect) or Private Line Ethernet) (pg. 8)
Clearing Agency (if connecting to Exchange for drop copies)
☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2–7)
☐ Physical Connectivity Order Form (if connecting via Cross-Connect) or Private Line Ethernet) (pg. 8)
☐ Equities Port Request Form (pg. 9)
Extranet Provider
☐ Connectivity Services Agreement (pg. 2–7)
☐ Physical Connectivity Order Form (pg. 8)
☐ Extranet Addendum to the Connectivity Services Agreement (pg. 11–12)
Sponsored Participant
☐ N/A
Data Subscriber
☐ N/A

Note: All agreements and forms sent to the Exchange will be reviewed for completeness. User is required to notify LTSE of any information/documentation submitted as part of this connectivity process that becomes inaccurate or incomplete following submission. All agreements and forms are deemed confidential by LTSE and are handled in a secure environment.

Agreements or forms may, however, be shared with other self-regulatory organizations (e.g., the Financial Industry Regulatory Authority, Inc.) or law enforcement officials, as necessary, to evaluate and process the documents.

If you have questions on completing the Connectivity Checklist, you may direct them to Market Operations at Marketops@longtermstockexchange.com or 813-575-2602.

[Remainder of page intentionally left blank.]

CONNECTIVITY SERVICES AGREEMENT

This Long-Term Stock Exchange, Inc. ("LTSE" or the "Exchange") Connectivity Services Agreement (the "Agreement") is a binding agreement between you ("User") and LTSE, a Delaware corporation, with its principal office at 101 Greenwich Street, Suite 1103, New York NY 10006, and shall be effective as of the date executed on the signature page hereof (the "Effective Date"). LTSE and User are each a "Party" to this Agreement, and are collectively referred to as the "Parties" herein.

1. **Services.** This Agreement authorizes User to receive the Services. As used in this Agreement, "Services" shall mean (i) those services described on User's Physical Connectivity Order Form (the "Order Form"), and (ii) any other connectivity services provided by LTSE to User to the extent such services are not addressed by another agreement between LTSE and User. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by LTSE to continue any aspect of the Services in their current form. LTSE may from time to time make additions, deletions, or modifications to the Services. In such events, LTSE shall use commercially reasonable efforts to notify User prior to any such changes becoming effective. User's continued use of the Services following any such addition, deletion, or modification will constitute User's acceptance of the same.

2. **Connectivity and Redistribution.** User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access, and networking devices (as applicable). This Agreement authorizes User to access LTSE, whether physically or logically, in order to provide Authorized Third Parties (as defined herein) with access to LTSE and/or certain data feeds associated therewith and/or certain other authorized non-Exchange services. In order to receive and/or redistribute LTSE data, User shall also enter into an LTSE Data Agreement (the "Data Agreement"). Nothing herein shall limit User's requirements and obligations arising under the Data Agreement, if applicable. User shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to LTSE. User shall comply with all reasonable security specifications or requirements of LTSE in order to prevent LTSE and LTSE data from being improperly used or accessed, or from being improperly taken. User shall not provide any third party with access to LTSE or LTSE data unless such third party is an Authorized Third Party, pursuant to LTSE's prior written consent. For purposes of this Agreement, an "Authorized Third Party" is a party that LTSE has approved to connect to LTSE via connectivity supplied by User and/or to receive LTSE data or other LTSE authorized services transmitted through User.

   (a) Approval and Termination Notice Requirements. In order for a party to be approved as an Authorized Third Party, User must submit a request to LTSE that includes the name and contact information of the party to whom connectivity will be provided. LTSE will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by LTSE, User may not provide the applicable party with connectivity to LTSE. In the event User desires to terminate the provision of Services to an Authorized Third Party, User must submit written notice to LTSE that identifies the name of the Authorized Third Party and the effective date of such termination. All notifications submitted to LTSE pursuant to this Agreement shall be given in accordance with LTSE's Connectivity Manual available at http://ltse.com/, as may be amended from time to time (the "Connectivity Manual"). If any Authorized Third Party fails to comply with any of the conditions, terms, or provisions of this Agreement, as applicable to such Authorized Third Party, a Data Agreement, or any other agreement between an Authorized Third Party and LTSE, and the Authorized Third Party has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if an Authorized Third Party has made any representation in any such agreement which was or has become untrue, then User shall, within five (5) business days after receipt of notice from LTSE of such failure or untruth, cease providing access to LTSE and/or LTSE data to such Authorized Third Party and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to LTSE.

   (b) List of Authorized Third Parties. User shall maintain, keep current, and provide to LTSE promptly upon request a list of Authorized Third Parties to whom User provides access to LTSE and/or certain data feeds associated therewith. Unless otherwise provided by LTSE, User shall use reasonable efforts to respond to such a request within fifteen (15) days of receipt of the request.

(c) Network Requirements. User must comply with all applicable LTSE network requirements, contained in the Connectivity Manual. LTSE will provide notice of any material amendments to the LTSE network requirements and User shall comply with the amended LTSE network requirements within thirty (30) days of receipt of such notice.

3. **Fees.**

(a) Services Fees. User agrees to make timely payment of all Services fees, as well as any applicable late fees, in accordance with the payment terms set forth in the Order Form or, if none are specified, within thirty (30) days of the invoice date. In the event of User's failure to make payment within such time period, LTSE reserves the right to terminate the subject Service(s) upon notice to User. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Services. User shall pay LTSE a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

(b) Adjustments to Services Fees. LTSE may adjust the fees for the Services upon reasonable notice to User; provided, however, that LTSE may pass through to User, without notice, any third-party charges, fees, taxes, or terms and conditions incurred by LTSE in connection with the provision of Services. If User is receiving a physical connection from LTSE, User may acquire a physical connection for transition purposes at no additional cost, provided that User transitions its connection within three (3) weeks from the date at which the replacement connection is live. If, after three (3) weeks, the legacy connection is not terminated, User will be charged for an additional connection.

4. **Term**. The initial, one (1) month term of this Agreement shall commence upon the Effective Date and shall automatically renew for additional one (1) month terms at the beginning of each subsequent calendar month thereafter, unless terminated by User or LTSE as provided below.

5. **Termination**.

(a) By User. User may terminate this Agreement, or cancel any physical connection provided hereunder, upon thirty (30) days' prior written notice to LTSE.

(b) By LTSE. LTSE may terminate this Agreement, any or all of the Services provided hereunder, or any authorization to allow connectivity to an Authorized Third Party at any time or from time to time upon thirty (30) days' prior written notice to User. Notwithstanding the foregoing, LTSE may suspend or terminate the Services immediately upon notice to User if it determines, in LTSE's sole reasonable discretion, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that LTSE determines are or may be detrimental to LTSE, its investors or Members (as defined in the Exchange Rule 1.160), including without limitation detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee, or custodian of User is made by anyone; or becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition, or otherwise poses a credit risk to LTSE, its investors or Exchange Members; (iv) User is retransmitting or republishing any LTSE data feeds, including market data, or providing any connectivity to LTSE without the prior approval of LTSE; (v) User has violated any Exchange Rules; or (vi) if User is a Member of an Exchange, User ceases to be a Member in good standing with the Exchange, or User is otherwise no longer authorized to use the Services; or (vii) any representations or warranties made by User in connection with this Agreement are or become false or misleading.

(c) Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to LTSE any and all amounts owed to LTSE under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then current calendar month (e.g., if the Agreement is terminated on February 15th, Users shall nevertheless be required to pay LTSE the monthly Services fees for the entirety of the month of February). The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 3, 5(c), and 6 through 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services.

6. **DISCLAIMER OF WARRANTY.** THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY LTSE WILL MEET USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. LTSE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7. **NO CONSEQUENTIAL DAMAGES**. ABSENT FRAUD OR WILLFUL MISCONDUCT BY LTSE OR A CLAIM ARISING OUT OF LTSE's INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES WILL LTSE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE, OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, LTSE MAY BE LIABLE TO USER, IF USER IS AN EXCHANGE MEMBER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON ITS THEN APPLICABLE EXCHANGE RULE CONCERNING LIMITATION OF LIABILITY. EXCEPT FOR FRAUD, WILLFUL MISCONDUCT, OR A CLAIM ARISING OUT OF LTSE's INDEMNIFICATION OBLIGATIONS STATED BELOW, LTSE'S TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT, OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY USER AS A DIRECT RESULT OF LTSE'S ACT OR OMISSION, AND (ii) $10,000.

8. **Indemnification by User.** User agrees to indemnify, defend, and hold harmless LTSE, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from LTSE's willful misconduct, fraud, or breach of LTSE's obligations under this Agreement.

9. **Indemnification by LTSE.** LTSE agrees to indemnify, defend, and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees, and agents, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third-party claim that LTSE or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret, or other intellectual property right.

10. **Assignment.** User's rights hereunder to use the Services during the term of this Agreement are personal, non-exclusive and non-transferable. User shall not assign, delegate, or otherwise transfer this Agreement, or any of its rights or obligations hereunder, without LTSE's prior approval, which will not be unreasonably withheld. LTSE may assign or transfer this Agreement, or any of its rights or obligations hereunder, to a related or unrelated party, upon notice to User.

11. **Force Majeure.** Neither Party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the Party's control; provided, however, that such Party will not have contributed in any way to such event.

12. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

13. **Amendment.** This Agreement may be amended from time to time by LTSE in its sole discretion, and LTSE shall provide reasonable notice to User prior to any such amended Agreement becoming effective. Use of any Services following any amendment of this Agreement becoming effective shall constitute User's agreement to such amendment.

14. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to LTSE at the address specified above or to User at its last reported principal office address. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement. This Agreement, together with the Order Form, any addenda or schedules hereto, and any other documents incorporated by reference, constitutes the complete and entire statement of all conditions and representations of the agreement between LTSE and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter. In the event of any conflict between the business terms of the main body of this Agreement and any business terms set forth in an Order Form, such terms set forth in the Order Form shall govern.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first set forth above.

Long-Term Stock Exchange, Inc.		**User**	
Signature:	______________________	Signature:	______________________
Printed Name	______________________	Printed Name:	______________________
Title:	______________________	Title:	______________________
Date:	______________________	Date:	______________________

User Information		
Firm:		
Address:		
City:	State	Zip:

Business Contact	Technical Contact
Name	Name:
Address:	Address:
Email:	Email:
Phone:	Phone:

Billing Address		Billing Contact
Firm:		Name:
Address:		Address:
City:		Email:
State:	Zip:	Phone:

PHYSICAL CONNECTIVITY ORDER FORM

Contact Information		
Firm:		
Address:		
City:	State	Zip:

Business Contact	Technical Contact
Name	Name:
Address:	Address:
Email:	Email:
Phone:	Phone:

Billing Address		Billing Contact
Firm:		Name:
Address:		Address:
City:		Email:
State:	Zip:	Phone:

Switch Port* Selection	
Specify Side and Quantity:	Customer Public BGP ASN:
LTSE Primary: ☐ A-Side Qty: ☐ B-Side Qty:	
Disaster Recovery: ☐ C-Side Qty:	Customer Public IP Range:
LTSE Test Facility ("LTF"): Internet Accessible	
Add:	Remove:
Authorized Contact Name:	
Authorized Signature:	Date:

* Note that the 10Gbps is the only physical interface available for new physical connectivity orders into the LTSE Primary and Disaster Recovery data centers.

EQUITIES PORT REQUEST FORM

Order Request

- ▫ Addition ▫ Removal ▫ Change to Existing
- ▫ Service Bureau (Check only if you are a Service Bureau)

Port Details

Connectivity Site: ▫ LTSE : Secaucus (Primary) ▫ Disaster Recovery: Chicago (Secondary) ▫ LTSE test facility

Type of Access: ▫ Cross-Connect ▫ 3rd Party Extranet ____________________

Order Entry Port: ▫ New ▫ Existing Quantity: __________ SenderCompID ____________

Drop Copy Port: ▫ New ▫ Existing Quantity _______ SenderCompID ____________ MPID(s) to Drop ________________

Order Entry Port Configuration:

- Clone an existing port? ▫ Yes ▫ No Session ID: ______________
- Allow trading in Pre- & Post-market Sessions? ▫ Yes ▫ No
- Cancel on Disconnect? ▫ All ▫ None

Is this port intended for Sponsored Access? ▫ Yes ▫ No
Will this port be used for market making activity? ▫ Yes ▫ No
Max Order Share Size: (Default = 1,000,000 shares) ________________________________
Max Order Notional Value: (Default = $30,000,000) ________________________________
MPID(s) Permissioned on this Port: ________________________________
Clearing Number Assignment for MPID(s) ________________________________
Anticipated total message volume per day: ________________________________
Anticipated message to trade ratio per day: ________________________________
Anticipated peak message rate (msg/second): ________________________________

Note: Each port is delivered as a primary logical port at the requested LTSE data center.

Users may request to increase the max share size and max order notional value parameters to be less restrictive then the LTSE default values. LTSE Market Operations will record and review all requests to increase order limits.

Removal Request

Order Entry Port ▫ Session ID(s): ________________ Reason for Removal: ______________________
Drop Copy Port ▫ Session ID(s): ________________ Reason for Removal: ______________________

Additional Comments or Request Notes

____

____

____

Order Authorization

MPID(s) / Company Name: ____
Authorized Contact (Please Print): ____

Authorized Signature ______________________________ Date: ____________________

The exchange provides a best effort attempt to cancel all open orders from a User upon a communication disconnect. A loss of connectivity signal must travel through the LTSE POP before LTSE becomes aware of the loss of connectivity. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or operate without interruption. By signing above, you agree and acknowledge that the Exchange is not liable or responsible in any way for the orders which may fail to be canceled using the automatic cancel feature. Members may call Market Operations at 813-575-2602 to verbally request that all orders be canceled or check the status of open orders.

All services and products requested on this form are governed by the terms in the User Agreement and the Exchange Rules.

If you do not receive a written confirmation from LTSE within 3 business days that your request has been received and processed, please contact Market Operations at 813-575-2602 or marketops@longtermstockexchange.com.

[Remainder of page intentionally left blank]

/

SERVICE BUREAU AUTHORIZATION

1. This Service Bureau Authorization (the "Authorization") is between Long Term Stock Exchange, Inc., a Delaware corporation with its principal office at 101 Greenwich Street, Suite 1103, New York NY 10006 ("LTSE or the "Exchange"), the member of the Exchange designated below ("Member"), and the authorized service bureau designated below ("Service Bureau"). The Exchange, the Member and Service Bureau are collectively referred to as the "Parties".

2. The Service Bureau acknowledges that it is a party to a Service Bureau Agreement with LTSE.

3. This Authorization authorizes the Service Bureau to enter, cancel and execute orders, as well as to make any modifications thereto, on the Exchange on behalf of the Member. Service Bureau further represents and warrants that it will only route orders to the Exchange on behalf of the Member with which it has executed this Authorization.

4. By executing this Authorization, the undersigned Member agrees that it is responsible for all orders entered on the Exchange by or through the Service Bureau using Member's market participant identifier ("MPID"). Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange by or through the Service Bureau using Member's MPID, regardless of whether such orders were provided to the Exchange in error by Service Bureau.

5. Member understands and agrees that it is its sole responsibility to immediately notify LTSE in the event that it wishes to terminate this Authorization.

6. This Authorization is for the term of one (1) year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon twenty-four (24) hours' prior written notice to the other Party.

7. This Authorization will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Member and Service Bureau submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Authorization.

IN WITNESS WHEREOF the Parties have executed this Service Bureau Authorization effective as of the date set forth below.

Long-Term Stock Exchange, Inc.	**Service Bureau**	**Member**
Signature	Signature	Signature
Print Name	Print Name	Print Name
Title	Title (must be an officer)	Title (must be an officer)
Date	Date	Date
	Service Bureau Contact	MPID of Member
	Email Address of Contact Person	

EXTRANET ADDENDUM TO THE LTSE CONNECTIVITY SERVICES AGREEMENT

This Addendum (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Long-Term Stock Exchange, Inc. ("LTSE" or the "Exchange") and the user referenced below ("User") (together, the "Parties"). Terms not defined in this Addendum shall have the meanings set forth in the Connectivity Services Agreement executed by and between LTSE and User, as may be amended from time to time (the "Connectivity Services Agreement").

User's execution of this Addendum is optional. By signing this Addendum, User identifies itself as an extranet (an "Extranet") and agrees to adhere to all obligations of an Extranet as set forth in the LTSE Connectivity Document, as may be amended from time to time (the "LTSE Connectivity Document").

Executed versions of this Addendum and any other requested documents can be delivered to LTSE via email to marketops@longtermstockexchange.com or postal mail to:

Long-Term Stock Exchange, Inc.
Attn: Market Operations
101 Greenwich Street
Suite 1103
New York, NY 10006

TERMS OF ADDENDUM

Whereas LTSE provides certain services to User pursuant to the Connectivity Services Agreement, and User desires to continue to use such services as modified below. For good and valuable consideration, User and LTSE agree as follows:

1. **Scope**. This Addendum shall be deemed to supplement the Connectivity Services Agreement. Except as set forth herein, all of the terms and conditions of the Connectivity Services Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum; provided, however, that in the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the Connectivity Services Agreement, the terms and conditions of this Addendum control.

2. **Modification of Connectivity Services Agreement**. User hereby requests that LTSE identify User as an Extranet, and hereby acknowledges and agrees to adhere to all requisite obligations of an Extranet as specified in theLTSE Connectivity Document. Such obligations include, without limitation, having provisioned redundant, high-speed connections to LTSE for use by multiple Members, as such term is defined in LTSE Rule 1.160.

3. **Obligations of Extranet**. By entering into this Addendum, User acknowledges and agrees to the following:

   (a) User has no rights in or to LTSE data, except for the right to transmit the Exchange data to the degree permitted under this Addendum, the Connectivity Services Agreement, and the Data Agreement. User acknowledges and agrees that LTSE has: (i) proprietary rights in the information and data that originates on, derives from, or relates to markets that are regulated, operated, or administered by LTSE, in the information and data that relates to individuals and entities that are regulated by LTSE, and in the information and data that relates to activities that are regulated or operated by LTSE; and (ii) compilation rights or other rights in information and data gathered from other sources. All LTSE data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the Parties, be and remain the sole and exclusive property of LTSE. User shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by LTSE, its licensees, transferees, and assignees, of the proprietary rights of LTSE to LTSE data and LTSE's networks and systems.

   (b) User agrees not to: (i) format, display, access (except to the degree reasonably necessary to maintain the security of User's network and not otherwise in violation of this Addendum or the Connectivity Services Agreement), or alter LTSE data received through and from its connection to LTSE; (ii) affect the integrity of

LTSE data; or (iii) render LTSE data inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. User represents that it will not interfere with or adversely affect any of the component parts or processes of LTSE data, its connection to any of LTSE's systems, or any use thereof by any other Authorized Third Party, as such term is defined in the Connectivity Services Agreement.

IN WITNESS WHEREOF the Parties hereto have caused this Addendum to be executed by their duly authorized officers.

Long-Term Stock Exchange, Inc.		**User**	
Signature:	______________________	Signature:	______________________
Printed Name	______________________	Printed Name:	______________________
Title:	______________________	Title:	______________________
Date:	______________________	Date:	______________________

#90190218v8

Addendum F-13

LTSE Connectivity Guide

LT
SE

Long-Term
Stock
Exchange

LTSE Connectivity Guide

Version 1.0
January, 2020

Table of Contents

Introduction

Long-Term Stock Exchange (LTSE) primary trading platform located in the Equinix data center (NY4) in Secaucus, NJ, is accessible to Members, Sponsored Participants, Service Bureaus, Data Recipients and Extranet Providers. LTSE has a secondary data center (for Disaster Recovery or DR) at the Equinix data center (CH2) in Chicago, IL. Connectivity to the DR center will not be mandatory for all participants however it is recommended to minimize service disruption in the event of a disruption of the primary system.

The LTSE test facility is cloud based and accessible through an internet connection. Participants may use the test facility for FIX certification and non-production testing of the trading system functionality.

Please note that all connectivity options are subject to the possibility of variations in performance, including delays to system access and trade execution for a number of standard capacity reasons and market conditions.

LTSE Connectivity Data Center Locations

LTSE POP	Disaster Recovery	Test Facility
Equinix (NY4) 755 Secaucus Rd., Secaucus,	Equinix (CH2) 350 East Cermak Rd. Chicago, IL	Internet IP: [contact Market Operations]

LTSE supports the following network connectivity choices for access the the system:

- Internet for certification or test sessions to the test facility
- Cross-Connect
- Extranet Providers
- Private line

	Primary Site	Disaster Recovery	Test Facility
Data Center	NY4 Equinix Secaucus NJ	CH2 Equinix Chicago, IL	Internet
Site Status	Primary	Warm/Secondary	Test available 24/6
Circuit from Telco	Yes	Yes	No
Access to Production	Yes	Yes	No

Access to Disaster Recovery	No	Yes	No
Access to Test Facility	No	No	Yes
10G Monthly Recurring Connectivity Fees	No	No	No
LTSE Contact	techops@longtermstockexchange.com		

LTSE will support 10G physical interface only for the Production and Disaster Recovery sites. The Test Facility will be available by internet connection.

Connectivity Choices

Cross-Connect

Participants and Extranet Providers may cross-connect to LTSE at Equinix Secaucus (NY4) for access to the primary system. Participants and Extranet Providers with a presence at the Disaster Recovery site may cross-connect to LTSE at Equinix Chicago (CH2) for access to the Disaster Recovery site.

- Participants and Extranet Providers with their own space in the data center may request an in-house cross-connect directly from the data center providers to connect from the Participants demarcation point to LTSE's demarcation point.
- Participants and Extranet Providers that do not have a presence can lease space in either datacenter from the data center providers directly.
- Single mode fiber - 10Gbps
- Participants and Extranet Providers desiring to cross-connect must execute an LTSE Connectivity Services Agreement and Physical Port Order Form

Extranet

Participants may access LTSE by an Extranet provider

- Extranets have provisioned connections to the Production and Disaster Recovery sites.
- Contact information for available extranet providers can be obtained by contacting techops@longtermstockexchange.com

Reasons for using an Extranet provider

- Ease and speed of turn-up are important
- Outsourcing of network services and network management is an option

Direct Connection via Private Line

Participants and Extranet Providers may connect to LTSE by Private Line

- LTSE does not provide co-location.
- Cross-connect from Telco demarcation point to LTSE's network with a 10 Gigabit Ethernet interface.
- Contact your carrier of choice to arrange connectivity to LTSE.
- Participants and Extranet Providers desiring direct-connectivity must execute an LTSE Connectivity Services Agreement and Physical Port Order Form.

Internet

Participants may connect over the Internet to the Test Facility

- IP Address of the host presented to LTSE must be registered.

Ordering a Cross Connect

Agreement and Order Form

Participants must execute and deliver a LTSE Connectivity Services Agreement and Physical Port Order Form by email to techops@longtermstockexchange.com.

LOA

Upon approval of a cross-connect request, LTSE Technology Operations will provide a Letter of Authorization ("LOA") with the cage, cabinet, panel and port pair assignment. The Participants or Extranet Provider requesting the cross connect is known as the primary side.

Data Center Provider Request

Participants or Extranet Providers submits a cross-connect request with the appropriate data center provider (Equinix NY4 and CH2) in the case of the production system. The data center provider will need the LOA and primary side details to complete the connection. The primary side customer is responsible for any data center setup fees and monthly costs associated with the cross-connect. As the primary side customer, the Participant or Extranet Provider is also responsible for initiating troubleshooting requests with the data center provider in the event of a down cross connect.

For the Test Facility contacts marketops@longtermstockexchange for access.

Bandwidth, Order Entry Ports and Market Data

Market Data Feed

LTSE will not offer a market data feed to any participant of the Exchange. All trade and quote information will be available on the SIP. There are no hidden order types offered however odd lot orders will be accepted and visible in the Order Book page on the Exchange website.

FIX Order Entry

Bandwidth recommended for submitting orders via FIX depends on expected Participant order volume. However, the Exchange is requiring a minimum 10 Gigabit connection. LTSE supports FIX 4.2 for order entry.

Drop Copy Information

LTSE supports FIX 4.2 for Drop Copy information. The service may be configured to send executions based on various combinations of information relating to a specific Member firms Clearing MPIDs and sessions. With proper authorization, a single FIX drop copy session can be used to obtain information about multiple Members.

Test Facility

Contact Market Operations for internet connectivity information to the cloud based Test Facility by emailing marketops@longtermstockexchange.com.

Providers for Telecom, Extranet Providers and Support

LTSE will work with most infrastructure providers who have experience with the stringent requirements for financial market participation. Some services providers available within the Secaucus and/or Chicago data centers are mentioned below but are not meant to indicate a LTSE preference or recommendation.

Extranet Providers

Extranet providers are required to sign an Extranet Addendum to the LTSE Connectivity Services Agreement. In order to be considered for the Extranet Provider service, the firm should:

1. Identify themselves as an Extranet in publically available marketing materials.
2. Sign a Connectivity Services Agreement including the Extranet Addendum.
3. Provide customers reliable, redundant physical connectivity to one or more of the Exchange sites: Equinix (NY4) data center in Secaucus, NJ; Equinix (CH2) data center in Chicago, IL.
4. Physical connectivity must be managed by the Extranet Provider
5. Extranet Provider must present customers to the Exchange within their own, dedicated IP address subnet range. Overlapping IP subnets or using a single, NAT address is not permitted.
6. Extranet Provider will provide the Exchange with monthly reporting, detailing customer's name, assigned IP subnet, and subscribed market data feeds.
7. Providers must maintain a staffed network support phone number between the hours of 7:00 AM – 6:00 PM ET.

Support

Please email questions or comments regarding this manual to marketops@longtermstockexchange.com. Support will be provided for all interested parties including Participants, Extranet Providers and telecommunications providers through this email 24/7 for setup and continued support of connectivity to LTSE. If a call is needed, please use 813-575-2602.

Long-Term Stock Exchange, Inc.
Date of filing: February 7, 2020
Date as of which the information is accurate: February 7, 2020

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

LTSE Rule 14.201 requires a company seeking the initial listing of one or more classes of securities on LTSE to participate in a free confidential pre-application eligibility review to determine whether the company meets LTSE's listing criteria. If upon completion of this review, LTSE determines that a company is eligible for listing, LTSE will notify that company in writing that it has been cleared to submit an original listing application. For the avoidance of doubt, LTSE notes that if, upon completion of this review, LTSE determines that a company is ineligible for listing, the company may request a review of LTSE's determination pursuant to the process set forth in LTSE Rule 9.555.

Addenda

Addendum H-14

LTSE Dual Listing Agreement

LTSE DUAL LISTING AGREEMENT

This Dual Listing Agreement should be executed and submitted by issuers currently listed on another registered national securities exchange ("Primary Listing Exchange") seeking an initial listing on Long-Term Stock Exchange, Inc. ("LTSE").

Instructions: Please complete each part of the form.

Part I: Corporate information

General Information	
Date:	
Company Name:	
Symbol/Primary Listing Exchange:	
Please Provide Your Contact Information For This Form	
Name:	Title/Firm:
Phone:	Email:

PART II: DUAL LISTING AGREEMENT

_______________________________________ (the "Company"), in consideration for the listing of its securities on LTSE, hereby agrees with LTSE that:

1. Company certifies that it understands and agrees to comply with all LTSE rules, as they may be amended from time to time, and pay all applicable listing fees when due.

2. So long as Company remains listed on the Primary Listing Exchange:

(i) Company will not be subject to LTSE Rule 14.207(b)(1) requiring advance notification of the release of material news to LTSE's Regulation Department;

(ii) Company will not be subject to LTSE Rule 11.282 (Regulatory Trading Halts), which provides authority for the implementation of regulatory trading halts in an issuer's securities, except to the extent that the trading halt is being implemented pursuant to LTSE Rule 11.282(a)(2), 11.282(a)(3), so as to honor a trading halt implemented by the Primary Listing Exchange.

(iii) Except with respect to LTSE Rule 14.425 and applicable LTSE listing fees, to the extent any of the LTSE listing requirements conflict with those of the Primary Listing Exchange, the rules of requirements of the Primary Listing Exchange shall prevail. The Company agrees it shall fully comply in meeting the Long-Term Policies standards set forth in LTSE Rule 14.425.

3. In the event Company's securities are removed from the Primary Listing Exchange, voluntarily or otherwise, LTSE agrees to continue to designate the Company's securities as national market system ("NMS") securities provided that Company meets LTSE's continued listing requirements as they exist at that time. Company hereby agrees that in such an event, it will comply with and be subject to all applicable LTSE listing requirements and rules, including without limitation Rule 14.207(b)(1) and 11.282(a)(2) and (a)(3), as referenced above.

4. Company agrees to promptly notify LTSE in writing of any corporate action or other event which will cause Company to cease to be in compliance with LTSE listing requirements.

5. Company further agrees to promptly notify LTSE in writing in the event it notifies the Primary Listing Exchange that it no longer satisfies the listing requirements of that Primary Listing Exchange or if Company receives notification from the Primary Listing Exchange that it no longer satisfies the applicable listing requirement.

6. Company understands that LTSE may remove its securities from LTSE, pursuant to applicable procedures in Rules 14.500-14.505, if it fails to meet one or more of LTSE's listing requirements, including the requirements of paragraphs 1-2 of this Dual Listing Agreement.

7. Company understands that if an exception to any of the provisions of any of the LTSE rules has been granted by LTSE, such exception shall, during the time it is in effect, supersede any conflicting provision of this Dual Listing Agreement.

8. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

9. Company hereby grants to LTSE a non-exclusive, royalty free, license to use Company's logos, trade names, and trade/service marks in LTSE's advertising, literature, media interactions, industry events, conferences, websites, social media content, and mobile applications solely in connection with marketing and related purposes in connection with being an LTSE-listed company, and to convey quotation information, transactional reporting information, and other information regarding Company in connection with

LTSE. Company agrees to hold harmless and indemnify LTSE (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of LTSE's use of Company's trading symbol, corporate logos, Web site address, trade names, and trade/service marks in accordance with the terms of this Dual Listing Agreement.

LTSE Warranties—Disclaimers of Warranties

For any goods or services provided to Company, LTSE shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

1. In no event will LTSE be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if LTSE has been advised of the possibility of such damages. If LTSE is, for any reason, held liable for any of the above, the liability of LTSE is limited:

   a. for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

   b. in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

2. Notwithstanding the foregoing, LTSE shall not be relieved from liability for damages that result from LTSE's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

3. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

4. Under no circumstances shall LTSE have any liability for any third party's goods and/or services.

5. Company and LTSE agree that these terms reflect a reasonable allocation of risk and limitation of liability.

6. This Dual Listing Agreement shall be deemed to have been made in the United States, in the State of New York and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

Part III: Affirmation

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and the Company will promptly notify LTSE of any material changes.

Signature of Duly Authorized Representative	Date
Print Name	Title

Long-Term Stock Exchange, Inc.
Date of filing: February 7, 2020
Date as of which the information is accurate: February 7, 2020

Exhibit M

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary, trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.